Toyota Motor Corporation

TMC Announces Changes to Executive Structure

Toyota City, Japan, January 26—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure effective April 1, 2023, and changes to its Board of Directors effective the date of its 119th Ordinary General Shareholders’ Meeting as described below.

1. Changes to executive structure effective April 1, 2023

Takeshi Uchiyamada will resign from his post as Chairman of the Board of Directors. Akio Toyoda will be appointed the new chairman and Koji Sato the new president and Chief Executive Officer.

Changes in areas of responsibility for executives

Name	Current	New
Akio Toyoda	- President, Member of the Board of Directors (Representative Director) - Operating Officer - Chief Executive Officer	Chairman of the Board of Directors (Representative Director)

Takeshi Uchiyamada	Chairman of the Board of Directors (Representative Director)	Member of the Board of Directors (Representative Director)

Koji Sato	- Operating Officer - Chief Branding Officer - Lexus International Co. (President) - GAZOO Racing Company (President)	- Operating Officer - President - Chief Executive Officer

2. Changes to the Board of Directors effective the date of the 119th Ordinary General Shareholders’ Meeting

The formal appointment of members of the Board of Directors will be formalized after approval at the 119th Ordinary General Shareholders’ Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 119th Ordinary General Shareholders’ Meeting. The resignation of board members leaving their current posts will become official on the day of the 119th Ordinary General Shareholders’ Meeting.

New Member of the Board of Directors

Name	Current Title
Koji Sato	- Operating Officer - Chief Branding Officer - Lexus International Co. (President) - GAZOO Racing Company (President)

Member of the Board of Directors Resigning Post

Name	Current Title
Takeshi Uchiyamada	Chairman of the Board of Directors (Representative Director)

For more on this executive structure change, please watch the Toyota Times News program to be broadcast live on YouTube at 4:00 p.m. (Japan time) today.

https://toyotatimes.jp/en/	https://youtu.be/kUaoKgCnFOc

Koji Sato, Operating Officer: https://global.toyota/en/company/profile/executives/operating-officer/koji_sato.html

[For Reference] Biography of the new President and Representative Director nominee

Name:	Koji Sato

Date of Birth:	October 19, 1969

Education:

Mar. 1992	Graduated from Waseda University, Mechanical Engineering

Business Experience:

Apr. 1992	Joined Toyota Motor Corporation (TMC)

Jan. 2016	Chief Engineer, Lexus International Co., TMC

Apr. 2017	Executive General Manager in charge of Lexus International Co., TMC

Jan. 2019	Executive Vice President, Lexus International Co., TMC

Jan. 2020	Operating Officer, TMC

Jan. 2020	President, Lexus International Co., TMC (to present)

Sep. 2020	President, GAZOO Racing Company, TMC (to present)

Jan. 2022	Operating Officer, TMC (to present)

Jan. 2022	Chief Branding Officer, TMC (to present)

Number of TMC Common Shares Owned:

39,525 shares (as of Sep. 30, 2022)

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